Mail Stop 4561

November 14, 2008

Mr. Stephen H. Wacknitz
President and Chief Executive Officer
Temecula Valley Bancorp
Suite A-100
27710 Jefferson Avenue,
Temecula, California 92590

Re: Pre 14A
     Filed on November 10, 2008
     File Number 1-33897

Dear Mr. Wacknitz:

        We have limited our review of your filing to those issues we have addressed in our comments below.   Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In the Dear Shareholder letter, please revise to clarify that this measure will make it possible for your company to participate in the Treasury program and indicate your intention to apply. Please repeat that disclosure in the Q&A section.

2. Please disclose why you plan to participate in the Capital Purchase Program and update the proxy statement to disclose the status of your application to participate in the Capital Purchase Program.

3. Disclose the estimated proceeds you have requested and describe how you expect to use the proceeds.

4. Disclose, if true, that the Treasury Department is not obligated to accept your application to participate in the Capital Purchase Program and that the estimated proceeds of your proposed sale of securities to the Treasury Department are not guaranteed.

5. Please discuss how your participation in the Capital Purchase Program may:

   • impact the holders of any outstanding senior classes of your securities that are outstanding;

   • dilute the interests of your existing common shareholders;

   • require you to expand your board of directors to accommodate Treasury Department appointments to it.

6. Disclose whether you will modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.

7. Disclose any material effect upon your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.

8. On page 6, in the first paragraph, in which you discuss the warrants, disclose the current market price of your common stock or an average price as of a current period and then, assuming that price, the minimum and maximum number of warrants that will be issued.

9. Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances. We note that you have not included financial information in your proxy statement.

    Please explain to us why you believe financial statements are not material in connection with issuing these securities. See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.

    If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a discussion of the pro forma effect rather than pro forma financial statements. In your discussion, please address the impact of both the minimum and maximum estimated proceeds on both the balance sheet and on the income statement.

                                    *   *   *   *   *

Closing Comments

        As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

   ·   the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Temecula Valley Bancorp Inc.
November 14, 2008
Page 4

· the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions please contact David Lyon at 202-551-3421, or me at 202-551-3418.

Sincerely,

William C-L Friar
Senior Financial Analyst

By FAX: M. Plourd
           fax number 951 346-5560